Exhibit 99.1

Provident Announces 2010 First Quarter Results and May Cash Distribution

News Release 10-10
May 13, 2010

All values are in Canadian dollars and conversion of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) announces its 2010 first quarter interim financial and operating results and the May cash distribution of $0.06 per unit.

“Provident performed well during the first quarter, increasing Midstream operating margins despite softer seasonal propane demand and lower natural gas volumes.” said President and Chief Executive Officer, Doug Haughey. “In addition, with our April 19, 2010 announcement Provident has positioned itself as a world class pure-play midstream entity with a competitive cost structure, exciting growth opportunities, and a healthy balance sheet.”

First Quarter Summary

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Funds flow from operations decreased 30 percent to $59 million ($0.22 per unit) in the first quarter of 2010 compared to $84 million ($0.32 per unit) in the first quarter of 2009, primarily attributable to strategic divestments in the Upstream Business unit.  Stronger quarter over quarter Midstream operating margins were more than offset by higher realized losses from the commodity price risk management program.

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Unitholder distributions in the first quarter of 2010 were $0.18 per unit resulting in a payout ratio of 81 percent, compared to the 65 percent payout in the first quarter of 2009 when Provident distributed $0.21 per unit, primarily attributable to strategic divestments in the Upstream Business unit.

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Provident maintained its financial flexibility during the first quarter with $100 million drawn from its $980 million revolving credit facility and total net debt of $303 million, including subordinated convertible debentures and net working capital (excluding the current portion of financial derivative instruments).

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Provident Midstream sold approximately 113,300 barrels per day (bpd) of natural gas liquids (NGL) in the first quarter of 2010, a decrease of 20 percent from approximately 141,700 bpd in the first quarter of 2009.  Unseasonably warm temperatures dampened the use of propane for winter heating requirements while solid petrochemical demand assisted in mitigating the decrease in total propane-plus sales volumes.

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Provident Midstream recorded a 26 percent increase in gross operating margin to $88.5 million in the first quarter of 2010 up from $70.1 million in the comparable quarter despite lower sales volumes.  The increase was primarily due to a significant improvement in propane-plus prices.

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Provident Midstream generated adjusted EBITDA of $51 million in the first quarter of 2010, down 27 percent from $70 million in the first quarter of 2009.   The decrease reflected a $22 million realized loss in the first quarter of 2010 from the commodity price risk management program compared to a gain in the comparable 2009 quarter of $10.8 million.

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On March 31, Provident completed the acquisition of a commercial storage facility in Corunna, Ontario. The 1,000 acre site has an active cavern storage capacity of approximately 12 million barrels (mmbbl), 13 pipeline connections and a rail offloading facility. The acquisition adds operational and commercial flexibility to the Empress East system and positions Provident Midstream for future growth in its stable fee-for-service business.  The facility is well situated to participate in future Marcellus shale gas liquids storage and processing opportunities.

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During the first quarter, Provident Midstream completed the construction of a truck offloading facility at its Empress plant and began receiving NGL mix volumes on April 1, 2010.  Provident has negotiated term supply arrangements for the majority of the truck rack capacity.

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On March 1 2010, Provident completed the sale of its West Central Alberta oil and natural gas assets to Storm Ventures International Inc. for net cash consideration of approximately $176 million. The proceeds were applied to Provident’s revolving term credit facility.

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Provident Upstream produced approximately 13,100 barrels of oil equivalent per day (boed) in the first quarter of 2010, down 47 percent from 24,600 boed in the first quarter of 2009 due primarily to the sale of approximately 6,200 boed of production sold in the second half of 2009 and approximately 5,000 boed sold on March 1, 2010.

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Provident Upstream generated funds flow from operations of $12 million, down 47 percent from $23 million in the same quarter of 2009 reflecting the divestment of upstream properties partially offset by an 86 percent increase in realized crude oil and natural gas liquids prices and a 7 percent increase in realized natural gas prices.

Special Meeting of Unitholders for the Merger of Provident Upstream with Midnight Oil Exploration Ltd.

A Special Meeting of Unitholders has been called to vote on a Plan of Arrangement (the “Arrangement”) to combine the remaining Upstream assets of Provident with Midnight Oil Exploration Ltd. (“Midnight”) to form Pace Oil & Gas Ltd. (“Pace”).   Upon approval from both the Provident unitholders and the Midnight shareholders the combined assets will form a new growth oriented, intermediate oil and gas producer with exposure to a portfolio of resource play upside. This will also enable Provident Midstream to continue as a pure play, cash distributing natural gas liquids infrastructure and service business. The Board of Directors of Provident Energy has unanimously approved the agreement and based, in part, on the fairness opinions from Provident’s financial advisors, determined that the Arrangement is fair from a financial point of view and in the best interests of Provident and the holders of its trust units.

Upon successful conclusion of the Arrangement, Provident unitholders will continue to hold their units in Provident Energy Trust but will in addition receive 0.12225 shares of Pace for every unit of Provident held. The exchange ratio incorporates a planned one for ten consolidation of Midnight shares pursuant to the terms of the Arrangement and immediately prior to the issuance of Pace shares. Pace shares will continue to be listed on the TSX and the Provident units will continue to be listed on both the TSX and the NYSE. Closing of the Arrangement is anticipated on or about June 30, 2010.

The Special Meeting is scheduled to be held on June 28, 2010 in the Livingston Club Conference Centre, 222 - 3rd Avenue S.W., Calgary, Alberta at 9:00 a.m. (Calgary time). The record date for the Special Meeting will be May 10, 2010. A joint management information circular and proxy statement outlining the details the Arrangement was filed on May 10, 2010 and will be mailed to Provident unitholders on or about May 19, 2010. More information about the Arrangement can be found on Provident’s website at www.providentenergy.com or at www.sedar.com.

May Cash Distribution

The May cash distribution of $0.06 per unit is payable on June 15, 2010 and will be paid to unitholders of record as of May 27, 2010. The ex-distribution date will be May 25, 2010. The Trust’s current annualized cash distribution rate is $0.72 per trust unit. Based on the current annualized cash distribution rate and the TSX closing price on May 12, 2010 of $7.87, Provident’s yield is approximately 9 percent.

For unitholders receiving their cash distribution in U.S. funds, the May 2010 cash distribution will be approximately US$0.06 per unit based on an exchange rate of 0.9803. The actual U.S. dollar cash distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages a natural gas liquids (NGL) midstream services and marketing business and an oil and gas production business. Provident’s oil and gas portfolio is located in some of the most stable and predictable producing regions in Western Canada. Provident’s Midstream facilities are also strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Glen Nelson Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com